SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13E-3/A
                                 (RULE 13E-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
                      UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           First Cherokee Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         First Cherokee Bancshares, Inc.
                          First Cherokee Interim Corp.
                                  Alan D. Bobo
                                  Elwin K. Bobo
                               Michael A. Edwards
                                J. Stanley Fitts
                                Russell L. Flynn
                               Carl C. Hames, Jr.
                                C. Garry Haygood
                             Thomas D. Hopkins, Jr.
                                Bobby R. Hubbard
                                R.O. Kononen, Jr.
                                 Dennis M. Lord
                                  Larry R. Lusk
                                Stuart R. Tasman
                                Kitty A. Kendrick
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                             Common Stock $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Carl C. Hames, Jr.
                      President and Chief Executive Officer
                         First Cherokee Bancshares, Inc.
                                 9860 Highway 92
                            Woodstock, Georgia  30188
                                 (770) 591-9000
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kathryn L. Knudson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia  30303
                                 (404) 572-6600

     This  statement  is  filed  in connection with (check the appropriate box):

     a. [X]   The  filing  of  solicitation  materials  or  an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ]  A  tender  offer.

     d. [ ]  None  of  the  above.


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     Check  the  following  box  if  the  soliciting  materials  or  information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

Transaction valuation*                                     Amount of filing fee
$6,081,814                                                 $  1,217

* For purposes of calculating the fee only. This amount assumes the acquisition of 257,704 shares of common stock of the subject company for $23.60 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.

[X]   Check the box if  any  part  of  the  fee  is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,217           Filing Party: First Cherokee Bancshares, Inc.
Form or Registration No.: Schedule 14A    Date Filed:  September 19, 2003

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") for First Cherokee Bancshares, Inc. ("First Cherokee") is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

     The reorganization of First Cherokee pursuant to the Amended and Restated Agreement and Plan of Reorganization by and between First Cherokee and First Cherokee Interim Corp. ("Interim"), dated November 12, 2003 and filed as Exhibit 1 to Amendment No. 2 of the Schedule 13e-3, became effective on December 22, 2003 upon the filing of the articles of merger of Interim with and into First Cherokee. As a result of the reorganization, 208,713 shares of First Cherokee common stock held by approximately 435 shareholders of record were exchanged for $23.60 per share in cash, or an aggregate of $4,925,627. After the reorganization, the number of outstanding shares of First Cherokee was 536,621 and the record number of shareholders was 35. Upon the effective time of the reorganization, each of the 100 outstanding shares of Interim was cancelled.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March  24,  2004


                                   FIRST CHEROKEE BANCSHARES, INC.


                                   By:      /s/ Carl C. Hames, Jr.
                                      ------------------------------------------
                                   Carl C. Hames, Jr.
                                   President and Chief Executive Officer


                                   FIRST CHEROKEE BANCSHARES, INC.
                                   AFFILIATES:


                                   By:     /s/  Alan  D.  Bobo
                                      ------------------------------------------
                                                 Alan  D.  Bobo

                                   By:     /s/  Elwin  K.  Bobo
                                      ------------------------------------------
                                                 Elwin  K.  Bobo

                                   By:     /s/  Michael  A.  Edwards
                                      ------------------------------------------
                                                 Michael  A.  Edwards

                                   By:     /s/  J.  Stanley  Fitts
                                      ------------------------------------------
                                                 J.  Stanley  Fitts

                                   By:     /s/  Russell  L.  Flynn
                                      ------------------------------------------
                                                 Russell  L.  Flynn

                                   By:     /c/  Carl  C.  Hames,  Jr.
                                      ------------------------------------------
                                                 Carl  C.  Hames,  Jr.

                                   By:     /s/  C.  Garry  Haygood
                                      ------------------------------------------
                                                 C.  Garry  Haygood

                                   By:     /s/  Thomas  D.  Hopkins,  Jr.
                                      ------------------------------------------
                                                 Thomas  D.  Hopkins,  Jr.

                                   By:     /s/  Bobby  R.  Hubbard
                                      ------------------------------------------
                                                 Bobby  R.  Hubbard

                                   By:     /s/  R.O.  Kononen,  Jr.
                                      ------------------------------------------
                                                 R.O.  Kononen,  Jr.

                                   By:     /s/  Dennis  M.  Lord
                                      ------------------------------------------
                                                 Dennis  M.  Lord

                                   By:     /s/  Larry  R.  Lusk
                                      ------------------------------------------
                                                 Larry  R.  Lusk

                                   By:     /s/  Stuart  R.  Tasman
                                      ------------------------------------------
                                                 Stuart  R.  Tasman

                                   By:     /s/  Kitty  A.  Kendrick
                                      ------------------------------------------
                                                 Kitty  A.  Kendrick